UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Gildan Activewear Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

375916103

(CUSIP Number)

Usman Nabi

Browning West LP

1999 Avenue of the Stars

Suite 1150

Los Angeles, California 90067

(310) 984-7600

Andrew M. Freedman

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 23, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 375916103

1	NAME OF REPORTING PERSON

Browning West, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,617,135
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,617,135
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,617,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 375916103

1	NAME OF REPORTING PERSON

Usman Nabi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,617,135
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,617,135
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,617,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

IN, HC

3

CUSIP No. 375916103

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Items 2(a) and (c) are hereby amended and restated as follows:

(a)       This statement is filed by:

(i)	Browning West, LP, a Delaware limited partnership (“Browning West”), with respect to the Shares held by certain funds (the “Browning West Funds”) to which it serves as investment manager; and
(ii)	Usman Nabi, as the managing member of Browning West UPG ManCo LLC (“Browning West UPG”), the general partner of Browning West, and the Chief Investment Officer of Browning West.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 of the Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(c)       The principal business of Browning West is serving as the investment manager of the Browning West Funds. Mr. Nabi serves as the managing member of Browning West UPG and the Chief Investment Officer of Browning West.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares beneficially owned by the Reporting Persons were purchased with the working capital of the Browning West Funds for which Browning West serves as investment manager (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 9,617,135 Shares beneficially owned by the Reporting Persons is approximately $267,245,278, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 23, 2024, the Issuer announced that its entire Board of Directors (the “Board”) had resigned en masse, accompanied by the resignation of CEO and President Vince Tyra, paving the way for (i) Browning West's entire eight-member slate of nominees to be appointed as the full Board and (ii) the reinstatement of co-founder Glenn Chamandy as the Issuer's Chief Executive Officer and as a director. This sweeping leadership change at the Issuer follows shareholders’ overwhelming votes in favor of Browning West’s director candidates, concluding a six-month proxy contest marked by persistent public calls from many shareholders for change that went unheeded by the previous Board.

The Reporting Persons announced in a press release (the “May 23 Press Release”) that all of Browning West’s nominees – Michael Kneeland, Glenn J. Chamandy, Michener Chandlee, Ghislain Houle, Mélanie Kau, Peter Lee, Karen Stuckey, and J.P. Towner – will be the sole slate at the Issuer’s Annual Meeting, held on May 28, 2024, and constitute the full Board moving forward. Michael Kneeland has been appointed as Chair, and Glenn Chamandy has been reinstated as CEO, ushering the Issuer into a new era of stability and growth.

4

CUSIP No. 375916103

Usman S. Nabi and Peter M. Lee expressed their gratitude on behalf of Browning West in the May 23 Press Release:

“We are deeply grateful for the outpouring of support that Browning West’s slate and plan have received from our fellow shareholders, Gildan employees, and leading proxy advisory firms. While we are disappointed that the Board ignored the clear will of its shareholders for so many months and spent tens of millions of shareholder capital in an effort to defend its mistakes, we are nevertheless gratified that the current Board has decided to cease its campaign activities and pave the way for an orderly and conclusive leadership transition.

Our directors are eager to begin working toward their common goal of delivering enhanced shareholder value, which begins with reinstating Glenn Chamandy as CEO. Glenn is a visionary leader with a track record of value creation, an unparalleled knowledge of Gildan’s manufacturing business, a deep connection with the Company’s employees and shareholders, and an impressive ability to foresee key industry shifts to keep Gildan one step ahead of competitors. He knows exactly what it will take to expand the Company’s already strong position alongside the newly reconstituted Board, including proven value creator Michael Kneeland, who the new Board intends to appoint as Chair.

Browning West and our entire director slate appreciate the thoughtful engagement we have had with Company stakeholders over the last several months. We also recognize that this is the first time in more than a decade that an overwhelming majority of shareholders and all leading proxy advisory firms – ISS, Glass Lewis, and Egan Jones – supported a full reconstitution of a board of directors. As a long-term, significant investor in Gildan, we take the responsibility of having a Browning West representative on the Board seriously and look forward to the opportunity to deliver enduring value for all Gildan stakeholders.”

Mr. Chamandy, the Issuer’s now reinstated CEO, expressed his excitement about returning to the role, emphasizing the Issuer's resilience and future potential under new leadership:

“I’m extremely excited to return as Gildan’s CEO and am gratified for the incredible support I have received from both shareholders and employees over the past six months. I’m proud of our dedicated employees for their hard work and focus through a tumultuous period. The resilience of the team and the high quality of our newly seated Board give me great confidence that Gildan’s best days are yet to come.”

Furthermore, Michael Kneeland, the Issuer’s newly appointed Chair of the Board, commented:

“Gildan has an impressive 40-year history anchored by strong long-term operating results, an outstanding employee base, and a founder who has demonstrated a clear ability to oversee an increasingly global business and has an unrivaled track record of value creation. It is an honor to be joining Gildan as Chair alongside Glenn and the entire slate of directors. We look forward to putting this contest behind us so that we can focus our energy on implementing our operating plan and positioning Gildan for long-term success. As independent directors, we will help usher in accountability and alignment at Gildan. The interests of the Company and its stakeholders will remain relentlessly in focus under the new Board.”

5

CUSIP No. 375916103

A copy of the May 23 Press Release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 168,589,957 Shares outstanding as of April 29, 2024, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 1, 2024.

A.       Browning West

(a)	Browning West, as the investment manager to the Browning West Funds, may be deemed to beneficially own the 9,617,135 Shares held by the Browning West Funds.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,617,135
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,617,135

(c)	The transactions in the Shares by Browning West on behalf of the Browning West Funds since the filing of Amendment No. 5 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

B.       Mr. Nabi

(a)	As the managing member of Browning West UPG and Chief Investment Officer of Browning West, Mr. Nabi may be deemed to beneficially own the 9,617,135 Shares beneficially owned by Browning West.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,617,135
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,617,135

(c)	Mr. Nabi has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares by Browning West on behalf of the Browning West Funds since the filing of Amendment No. 5 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

6

CUSIP No. 375916103

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	May 23 Press Release.

7

CUSIP No. 375916103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2024

Browning West, LP

By:	/s/ Samuel Green
	Name:	Samuel Green
	Title:	Chief Compliance Officer and Chief Financial Officer

/s/ Usman Nabi
Usman Nabi

8

CUSIP No. 375916103

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 5 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

Browning West, LP
(On Behalf of the Browning West Funds)

Purchase of Common Shares	181,075	33.4798	05/10/2024
Purchase of Common Shares	87,331	33.9026	05/13/2024
Purchase of Common Shares	192,391	34.5426	05/14/2024
Purchase of Common Shares	215,890	35.1330	05/15/2024
Purchase of Common Shares	200,000	35.6356	05/16/2024
Purchase of Common Shares	100,000	35.2563	05/17/2024